UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TECHWELL, INC.

(Name of Subject Company (Issuer))

NAVAJO MERGER SUB, INC.

(Offeror)

an indirect, wholly-owned subsidiary of

INTERSIL CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87874D 10 1

(CUSIP Number of Class of Securities)

Thomas C. Tokos, Esq.

Intersil Corporation

1001 Murphy Ranch Road, Suite 1

Milpitas, California 95035

(408) 432-8888

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Christopher G. Karras, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$469,721,512.00	$33,491.14

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $18.50 cash per share based on an aggregate of (i) 22,133,012 Shares outstanding, (ii) 1,940,185 Shares outstanding in the form of restricted shares issued under restricted stock awards granted under the Company’s stock plans, and (iii) a total of 1,317,155 Shares issuable upon the exercise of outstanding options, in each case as provided by Techwell as of February 28, 2010, the most recent practicable date.
(2)	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

EX-99.(a)(l)(A)

EX-99.(a)(l)(B)

EX-99.(a)(l)(C)

EX-99.(a)(l)(D)

EX-99.(a)(l)(E)

EX-99.(a)(5)(A)

EX-99.(a)(5)(B)

EX-99.(a)(5)(C)

EX-99.(b)(l)

EX-99.(d)(l)

EX-99.(d)(2)

EX-99.(d)(3)

EX-99.(d)(4)

EX-99.(d)(5)

EX-99.(d)(6)

EX-99.(d)(7)

EX-99.(d)(8)

EX-99.(d)(9)

-i-

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Navajo Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect, wholly-owned subsidiary of Intersil Corporation, a Delaware corporation (“Intersil”), and (ii) Intersil. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase for cash all of the outstanding shares of Common Stock, $0.001 par value per share (the “Techwell Common Stock”) of Techwell, Inc., a Delaware corporation (“Techwell”), and the associated preferred stock purchase rights (the “Techwell Rights”) issued in connection with and subject to the Rights Agreement, dated August 4, 2009, between Techwell and Computershare Trust Company, N.A. (which Techwell Rights, together with the shares of the Techwell Common Stock are herein referred to as the “Shares”) at a purchase price of $18.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Techwell, Inc., a Delaware corporation. Techwell’s principal executive offices are located at 408 E. Plumeria Drive, San Jose, California 95134. Techwell’s telephone number at such address is (408) 435-3888.

(b) This Schedule TO relates to the outstanding shares of Common Stock, par value $0.001 per share, and the Techwell Rights. Techwell has advised Intersil that, on February 28, 2010, there were an aggregate of (i) 22,133,012 Shares outstanding, (ii) 1,940,185 Shares outstanding in the form of restricted shares issued under restricted stock awards granted under the Company’s stock plans, and (iii) a total of 1,317,155 Shares issuable upon the exercise of outstanding options.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a), (b), (c) This Schedule TO is filed by Intersil and the Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Intersil and the Purchaser” and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(v) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Terms of the Offer” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Procedures for Accepting the Offer and Tendering Shares” and “Withdrawal Rights” is incorporated herein by reference.

(a)(1)(viii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Acceptance for Payment and Payment for Shares” and “Procedures for Accepting the Offer and Tendering Shares” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Certain Effects of the Offer” is incorporated herein by reference.

(a)(1)(xi) Not applicable because the accounting treatment of the transaction is not material.

(a)(1)(xii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Intersil and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1-7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Intersil and the Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a), (b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled “Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated March 30, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Intersil Corporation and Techwell, Inc. on March 22, 2010, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intersil Corporation on March 22, 2010.

(a)(5)(B)	Form of Summary Advertisement as published on March 30, 2010 in the Wall Street Journal.

(a)(5)(C)	Press Release issued by Intersil Corporation on March 30, 2010.

(b)(1)	Commitment Letter, dated March 26, 2010, by and between Intersil Corporation and Morgan Stanley Senior Funding, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of March 22, 2010, by and among Intersil Corporation, Navajo Merger Sub, Inc. and Techwell, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersil Corporation on March 22, 2010.

(d)(2)	Form of Tender and Voting Agreement, dated March 22, 2010, by and among Intersil Corporation, Navajo Merger Sub, Inc., Techwell, Inc. and each of the following directors and stockholders of Techwell, Inc.: Fumihiro Kozato, Robert D. Cochran, Richard H. Kimball, C.J. Koomen, Justine Lien, Phillip J. Salsbury, TCV IV, L.P. and TCV IV Strategic Partners, L.P., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Intersil Corporation on March 22, 2010.

(d)(3)	Confidentiality Agreement, dated as of January 7, 2010, by and between Intersil Corporation and Techwell, Inc.

(d)(4)	Exclusivity Agreement, dated as of March 8, 2010, by and between Intersil Corporation and Techwell, Inc.

(d)(5)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Wen-Lung Chen.

(d)(6)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Yojiro Kamei.

(d)(7)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Fumihiro Kozato.

(d)(8)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Feng Kuo.

(d)(9)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and DongWook Nam.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

INTERSIL CORPORATION

By:	THOMAS C. TOKOS
Thomas C. Tokos
Sr. Vice President, General Counsel and Secretary

NAVAJO MERGER SUB, INC.

By:	THOMAS C. TOKOS
Thomas C. Tokos
Secretary

Date: March 30, 2010

INDEX TO EXHIBITS

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated March 30, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Intersil Corporation and Techwell, Inc. on March 22, 2010, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intersil Corporation on March 22, 2010.

(a)(5)(B)	Form of Summary Advertisement as published on March 30, 2010 in the Wall Street Journal.

(a)(5)(C)	Press Release issued by Intersil Corporation on March 30, 2010.

(b)(1)	Commitment Letter, dated March 26, 2010, by and between Intersil Corporation and Morgan Stanley Senior Funding, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of March 22, 2010, by and among Intersil Corporation, Navajo Merger Sub, Inc. and Techwell, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersil Corporation on March 22, 2010.

(d)(2)	Form of Tender and Voting Agreement, dated March 22, 2010, by and among Intersil Corporation, Navajo Merger Sub, Inc., Techwell, Inc. and each of the following directors and stockholders of Techwell, Inc.: Fumihiro Kozato, Robert D. Cochran, Richard H. Kimball, C.J. Koomen, Justine Lien, Phillip J. Salsbury, TCV IV, L.P. and TCV IV Strategic Partners, L.P., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Intersil Corporation on March 22, 2010.

(d)(3)	Confidentiality Agreement, dated as of January 7, 2010, by and between Intersil Corporation and Techwell, Inc.

(d)(4)	Exclusivity Agreement, dated as of March 8, 2010, by and between Intersil Corporation and Techwell, Inc.

(d)(5)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Wen-Lung Chen.

(d)(6)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Yojiro Kamei.

(d)(7)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Fumihiro Kozato.

(d)(8)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and Feng Kuo.

(d)(9)	Letter Agreement, dated March 22, 2010, by and between Intersil Corporation and DongWook Nam.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.